____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2022

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer successfully completes reintegration of its Commercial Aviation business

São José dos Campos, Brazil, January 26, 2022 - Embraer has successfully completed the reintegration of its commercial aviation business’ main information technology systems and processes. The work done throughout January did not hamper the continuity of the company's essential operations.

The reorganization resulting from this process began in May 2020 and since then has been one of Embraer's main focuses, as part of the execution of the strategic plan and implementation of initiatives to make good use of skills and recover synergies. The reintegration ensures operational benefits and eliminates fiscal inefficiencies that an integrated, less complex, and more agile management can offer. With the completion and restoration of normal service in the company, commercial aviation is again directly linked to Embraer's structure.

“We believe that 2022 will be a year of growth and we are well prepared to harness the full potential of the company. So, the success of the reintegration of the commercial aviation business is another important step in the process of executing our strategic planning and will result in significant operational improvements and better profitability,” says Antonio Carlos Garcia, Executive Vice President of Finance and Investor Relations. “Embraer's entire team is to be congratulated on the excellent job done and completed in a shorter time than planned.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2022

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations